UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022
Attn: Scott Petepiece

Grace Jamgochian
+1 (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85569C107	Page 2 of 15 Pages

(1)	Names of Reporting Persons CSP Alpha Holdings Parent Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 51.5%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 3 of 15 Pages

(1)	Names of Reporting Persons CSP Alpha Investment LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 51.5%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 85569C107	Page 4 of 15 Pages

(1)	Names of Reporting Persons CSP Alpha GP Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 51.5%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 5 of 15 Pages

(1)	Names of Reporting Persons CSP Victory Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,540,041
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,540,041
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,041
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 3.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 6 of 15 Pages

(1)	Names of Reporting Persons CSP Management Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,568,259
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,568,259
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,568,259
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 55.3%
(14)	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) is being jointly filed on behalf of: (a) CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore; (b) CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands; (c) CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (d) CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands; and (e) CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands (collectively, the “Reporting Persons,” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on March 23, 2018 (the “Initial Schedule”), as amended by Amendment No. 1 thereto filed on July 23, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2 thereto filed on July 14, 2020 (“Amendment No. 2”, collectively with the Initial Schedule, Amendment No. 1, and this Amendment, the “Schedule 13D”), which relates to the shares of common stock (the “StarTek Common Stock”), par value $0.01 per share of StarTek, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby supplemented and amended to add CSP Victory Limited as a Reporting Person pursuant to the private placement transaction described in Item 3 of Amendment No. 2. CSP Victory Limited is an exempted limited company formed under the laws of the Cayman Islands with its principal business address at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. CSP Victory Limited was formed for the purposes of the transaction described in Item 3 of Amendment No. 2 and is controlled by CSP Management Limited.

Annex A of the Initial Schedule (“Annex A”) is hereby supplemented and amended to add the name, address, principal occupation, and citizenship of each of the directors of CSP Victory Limited: (a) Sanjay Chakrabarty, a United States citizen; (b) Mukesh Sharda, a Singapore citizen; and (c) Bharat Rao, a Singapore citizen. All three directors of CSP Victory Limited have a principal business address of 160 Robinson Road, #10-01, SBF Center, Singapore, 068914, and the principal occupation of each individual is to be a director of the Reporting Persons. CSP Victory Limited does not have any officers.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented and amended to add the following:

On December 20, 2021, CSP Management Limited on behalf of itself and the other Reporting Persons, submitted a preliminary non-binding proposal (“Proposal”) to the Board of Directors of the Issuer related to the proposed acquisition by the Reporting Persons of all of the shares of StarTek Common Stock not beneficially owned by the Reporting Persons for a cash consideration of US$5.40 per share.

The Proposal may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present Board of Directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the Proposal; change the terms of the Proposal, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the Proposal; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Preliminary Non-Binding Proposal Letter, a copy of which is attached hereto as Exhibit 99.11 and incorporated herein by reference in its entirety.

6

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Amendment are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b)       The aggregate number and percentage of shares of StarTek Common Stock beneficially owned by the Reporting Persons is 22,568,259, constituting approximately 55.3% of the outstanding shares of StarTek Common Stock. This percentage is based on an aggregate of 40,804,379 shares of StarTek Common Stock outstanding as of October 31, 2021, as provided by the Issuer in the Quarterly Report on Form 10-Q filed on November 2, 2021.

The Reporting Persons have shared voting and dispositive power with regard to the 22,568,259 shares. Other than the shared voting and dispositive power of the shares of StarTek Common Stock as set forth in this Schedule 13D, the Reporting Persons have not acquired and do not beneficially own any shares of StarTek Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of StarTek Common Stock, have the right to acquire any shares of StarTek Common Stock, have any power to vote or direct the vote of any shares of StarTek Common Stock, or have any power to dispose or direct the disposition of any shares of StarTek Common Stock; provided that Advance Crest Investments Limited, an entity controlled by Bharat Rao and Mukesh Sharda (each of whom are persons listed in Annex A), is the beneficial owner of 274,064 shares of StarTek Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of StarTek Common Stock owned by Advance Crest Investments Limited.

(c)  Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of the individual and collective knowledge of the Reporting Persons, any of the persons listed in Annex A have effected any transactions in the shares of StarTek Common Stock during the past sixty (60) days.

(d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the StarTek Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 3 and Item 4 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended to add the following exhibits:

Exhibit No.	Description
Exhibit 99.11	Preliminary Non-Binding Proposal Letter, dated as of December 20, 2021, from CSP Management Limited to the Board of Directors of StarTek, Inc.
Exhibit 99.12	Joint Filing Agreement, dated as of December 20, 2021, by and among the Reporting Persons

7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2021	CSP ALPHA HOLDINGS PARENT PTE LTD

	By :	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By :	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA INVESTMENT LP
By: CSP Alpha GP Limited, its General Partner

	By :	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By :	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA GP LIMITED

	By :	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By :	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP VICTORY LIMITED

By :	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By :	/s/ Mukesh Sharda
Mukesh Sharda
Director

[Signature Page to Amendment No. 3 to Schedule 13D]

CSP MANAGEMENT LIMITED

By :	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By :	/s/ Mukesh Sharda
Mukesh Sharda
Director

[Signature Page to Amendment No. 3 to Schedule 13D]